Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and the related Information Statement/Prospectus of Apartment Investment and Management Company related to the agreement and plan of merger with a wholly owned subsidiary of AIMCO Properties, L.P. and Century Properties Fund XIX, LP and to the incorporation by reference therein of our reports dated February 25, 2013, with respect to the consolidated financial statements and schedule of Apartment Investment and Management Company, and the effectiveness of internal control over financial reporting of Apartment Investment and Management Company, included in its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Denver, Colorado February 28, 2013